SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                             For November 1, 2002


                          Andina Bottling Company
                  -------------------------------------------
                 (Translation of registrant's name into English)


                          Avenida Andres Bello 2687
                                 Las Condes
                                  Santiago
                                   Chile
                               --------------
                   (Address of principal executive offices)


                         Form 20-F [X] Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes [_] No [X]